ANA

February 16, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-7, Washington D.C. 2054

Re : Notice Concerning Offering of Shares of Common Stock
(File No. 82-1569)

Dear Sirs,

ALL NIPPON AIRWAYS CO., LTD. is pleased to send the Notice Concerning Offering of Shares of Common Stock pursuant to 12G-32B rule.

Sincerely Yours,

Tetsuya Sudo
Staff Director, Shareholder Relations
All Nippon Airways Co.Ltd..
Shiodome city center Bldg.
1-5-2 Higashi Shimbashi,
Minato-ku, Tokyo 105-7133
Tel: (81)-3-6735-1009 Fax: (81)-3-6735 -1005



February 14, 2006
All Nippon Airways Co., Ltd.
Director, Administrations
Kan Hisamatsu
(Stock Code Number: 9202, TSE First Section)

Notice Concerning Offering of Shares of Common Stock

All Nippon Airways Co., Ltd. (the "Company") resolved at a meeting of its Board of Directors on February14, 2006 to offer and sell 230,500,000 shares of the Company's common stock. The Company has also granted the underwriters in the offering an over-allotment option with respect to 19,500,000 additional shares.

1. Issuer:	All Nippon Airways Co., Ltd.
2. Type of Security:	Common stock.
3. Issue Amount:	230,500,000 shares (250,000,000 shares if the over-allotment option is exercised in full).
4. Offering Price:	To be determined.
5. Method of Offering:	Offering outside the United States in reliance on Regulation S of the U.S. Securities Act of 1933, including to the public in Japan, and within the United States in reliance on Rule 144A under the U.S. Securities Act of 1933.
6. Subscription period:	March 6, 2006 to March 8, 2006. Subject to acceleration based on the status of demand, with the earliest period being March 2, 2006 to March 6, 2006.
7. Payment Date:	A date between March 9, 2006 and March 13, 2006 to be determined based on the status of demand.

 